Pfeiffer Vacuum Technology AG

Code of Ethics

Exhibit 99.1

1 General
The U.S. Securities and Exchange Commission (“SEC”) rules require Pfeiffer Vacuum Technology AG (the “Company”) to disclose the adoption of a written Code of Ethics (the “Code”). The Code applies to the members of the Board of Management and other persons responsible for the Company’s finance, control and accounting functions (the “Senior Financial Officers”). The Company’s Senior Financial Officers hold an important and elevated role in the Company’s corporate governance. As members of the senior management team, the Senior Financial Officers are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved and to deter wrongdoing.

2 Honest and Ethical Conduct; No Conflicts of Interest
The Company requires all Senior Financial Officers to act honestly and ethically in the conduct of all business activities for the Company. In that regard, conflicts of interest are prohibited as a matter of Company policy.

A conflict of interest exists when a person’s private interest interferes, or even appears to interfere, in any way with the interests of the Company. A conflict situation can arise when a Senior Financial Officer takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a Senior Financial Officer, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Each Senior Financial Officer is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict. Each Senior Financial Officer is required to promptly disclose any such conflict of interest.

3 Fair and Timely Disclosure in Public Reporting and Communications
The Company’s Senior Financial Officers are responsible for ensuring that the Company’s financial statements, public reports and communications contain disclosure that is full, fair, accurate, timely and understandable. In that regard, the Senior Financial Officers are responsible for establishing and maintaining effective disclosure controls and procedures and internal controls and procedures for financial reporting.

4 Compliance with Laws, Rules and Regulations (including Insider Trading Laws)
The Company actively promotes compliance with all laws, rules and regulations, including insider trading laws, in each jurisdiction in which it does business. Insider trading in the Company’s securities is both unethical and illegal, and will be dealt with severely.

5 Reporting of Any Illegal or Unethical Behavior
The Company actively promotes ethical behavior in all its business activities. Senior Financial Officers are required to report violations of law, rules, regulations and this Code.

6 Accountability for Adherence to this Code; Violations of this Code
Each Senior Financial Officer has a personal responsibility to ensure that his or her actions abide by this Code.

The Senior Financial Officers have the additional responsibility of fostering a culture in which compliance with all applicable laws is at the core of all the Company’s business activities. Concerns about appropriate conduct must be promptly addressed with care and respect.

Pfeiffer Vacuum Technology AG

Code of Ethics

The values and responsibilities set forth in this Code are important to the Company and must be taken seriously. Accordingly, violations of these values and responsibilities will lead to disciplinary action in accordance with the Company’s policies.

7 Changes and Waivers
Any change to, and any waiver of the provisions of, this Code for a Senior Financial Officer may be made only with the approval of the Board of Management. Waivers are required in the event of any material departure from any provision of this Code.

8 Procedure
Any change to, or waiver for a Senior Financial Officer from, any provision of this Code should be promptly disclosed by dissemination on the Company’s website, where such disclosure should remain posted for at least 12 months. The Company should disclose this decision in a report on Form 6-K. The Company should retain the underlying disclosure in its files for at least five years. In addition, the Company is required to disclose changes to, or waivers from, the Code of Ethics for Senior Financial Officers annually in its Form 20-F. Any such disclosure should also be disclosed as may be required by applicable stock exchange regulations.